FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433

Registration Statement No. 333-180779-21

December 2, 2015

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

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$702,362,000 (Approximate)

Morgan Stanley Capital I Trust 2015-UBS8
as Issuing Entity

Morgan Stanley Capital I Inc.

as Depositor

UBS Real Estate Securities Inc.

Bank of America, National Association

Morgan Stanley Mortgage Capital Holdings LLC

as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2015-UBS8

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, X-A, A-S, B and C of its Series 2015-UBS8 Commercial Mortgage Pass-Through Certificates and updates or adds the following information as it relates to (i) the free writing prospectus, dated November 18, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-002017 (as supplemented by that certain free writing prospectus, dated November 25, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-002073, the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated November 18, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-002008 (as supplemented by that certain free writing prospectus, dated November 25, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-002073, the “Term Sheet”):

Structural Updates

  The approximate initial Certificate Principal Balance of the Class A-3 Certificates is reduced from $190,000,000 to $160,000,000, and the approximate initial Certificate Principal Balance of the Class A-4

  Certificates is increased from $283,000,000 to $313,000,000. Accordingly, with respect to each such class, the weighted average life, principal window and expected final distribution date will be as follows:
Class	Expected Final Distribution Date	Expected Weighted Average Life (yrs.)	Principal Window (months)
Class A-3	October 2025	9.73	112-118
Class A-4	November 2025	9.91	118-119

In addition, the tables below under the heading “Yield, Prepayment and Maturity Considerations—Weighted Average Life” in the Free Writing Prospectus are revised as follows to indicate the percentage of the respective initial Certificate Principal Balance of each of the Class A-3 Certificates and the Class A-4 Certificates at each of the dates shown and the corresponding weighted average life of each such Class of Offered Certificates, if the Mortgage Pool were to prepay at the indicated levels of CPR. The tables below have also been prepared generally on the basis of the Structuring Assumptions set forth in the Free Writing Prospectus.

Initial Certificate Principal Balance Outstanding for the Class A-3 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
December 2016	100%	100%	100%	100%	100%
December 2017	100%	100%	100%	100%	100%
December 2018	100%	100%	100%	100%	100%
December 2019	100%	100%	100%	100%	100%
December 2020	100%	100%	100%	100%	100%
December 2021	100%	100%	100%	100%	100%
December 2022	100%	100%	100%	100%	100%
December 2023	100%	100%	100%	100%	100%
December 2024	100%	100%	100%	100%	100%
December 2025 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.73	9.67	9.62	9.56	9.41

Initial Certificate Principal Balance Outstanding for the Class A-4 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
December 2016	100%	100%	100%	100%	100%
December 2017	100%	100%	100%	100%	100%
December 2018	100%	100%	100%	100%	100%
December 2019	100%	100%	100%	100%	100%
December 2020	100%	100%	100%	100%	100%
December 2021	100%	100%	100%	100%	100%
December 2022	100%	100%	100%	100%	100%
December 2023	100%	100%	100%	100%	100%
December 2024	100%	100%	100%	100%	100%
December 2025 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.91	9.90	9.88	9.83	9.56

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•	The Class X-D Certificates and the Class X-E Certificates are no longer being privately offered and will not be issued by the Issuing Entity.
•	An additional Class of Certificates, the Class X-DE Certificates, will be privately offered in the initial Notional Amount of $43,269,000, with expected ratings of NR, BBB-sf, BBB-(sf) and AAA from Moody’s, Fitch, KBRA and Morningstar, respectively, and with an expected final distribution date and rated final distribution date of December 2025 and December 2048, respectively. The Notional Amount of the Class X-DE Certificates will at all times equal the aggregate Certificate Principal Balance of the Class D and Class E Certificates outstanding from time to time. The Class X-DE Certificates will not have a Certificate Principal Balance and will not represent the right to receive any distributions of principal. The Pass-Through Rate for the Class X-DE Certificates for any Distribution Date will equal the excess, if any, of (a) the Weighted Average Net Mortgage Rate for such Distribution Date over (b) the weighted average of the Pass-Through Rates for the Class D and the Class E Certificates (weighted on the basis of the Certificate Principal Balances of such Classes).

The entire series of Commercial Mortgage Pass-Through Certificates, Series 2015-UBS8 will consist of a total of twenty-three (23) classes.

On each Distribution Date, distributions of interest on the Class X-DE Certificates will be paid pari passu with distributions of interest on the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class  X-A, Class X-B , Class X-F, Class X-G, Class X-H and Class X-J Certificates, up to an amount equal to, and pro rata in accordance with, the respective Distributable Certificate Interest for such Classes of Certificates.

Principal losses on the mortgage loans will not be allocated to the Class X-DE Certificates, although mortgage loan losses will reduce the notional amount of the Class X-DE Certificates (to the extent such losses are allocated to the Class D Certificates or the Class E Certificates) and will therefore affect the amount of interest distributable on the Class X-DE Certificates and the yield to maturity of the Class X-DE Certificates.

With respect to any Distribution Date, Prepayment Premiums or Yield Maintenance Charges relating to the mortgage loans in the Issuing Entity and collected during the related Collection Period that remain after distributions thereof to each Class of Principal Balance Certificates (other than the Class F Certificates and the Control Eligible Certificates) then entitled to distributions of principal on such Distribution Date (as to the applicable Distribution Date, the “Class X YM Distribution Amount”) will be distributed to the Holders of the Class X Certificates as follows: first, to Holders of each Class of the Class X-A and Class X-B Certificates, in each case in an amount equal to the product of (a) a fraction, the numerator of which is the total amount of principal distributed on the applicable Distribution Date with respect to the Class(es) of Principal Balance Certificates whose Certificate Principal Balances comprise the Notional Amount of the applicable Class of Class X Certificates, and the denominator of which is the total amount of principal distributed on the applicable Distribution Date with respect to the Principal Balance Certificates, multiplied by (b) the Class X YM Distribution Amount for the applicable Distribution Date; and second, to the Holders of the Class X-DE Certificates in an amount equal to the portion of the Class X YM Distribution Amount remaining after the distributions to the Holders of the Class X-A and Class X-B Certificates. Notwithstanding any of the foregoing to the contrary, if at any time the Certificate Principal Balances of the Principal Balance Certificates (other than the Class F Certificates and the Control Eligible Certificates) have been reduced to zero as a result of the allocation of principal payments on the mortgage loans, any Prepayment Premiums or Yield Maintenance Charges collected during the related Collection Period in respect of each mortgage loan included in the Issuing Entity will be distributed by the certificate administrator on each Class of Principal Balance Certificates then entitled to distributions of principal on such Distribution Date, in an amount equal to the product of (a) a fraction, the numerator of which is the amount distributed as principal to that Class on that Distribution Date, and the denominator of which is the total amount distributed as principal to all such classes of Principal Balance Certificates on that Distribution Date and (b) the amount of the Prepayment Premium or Yield Maintenance Charge collected in respect of such Principal Prepayment during the related Collection Period.

In addition, if at any time (i) the aggregate Certificate Principal Balances or Notional Amounts, as applicable, of the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-S, Class X-A,

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Class X-B, Class X-DE, Class B, Class C, Class D and Class E Certificates have been reduced to zero and (ii) there is only one Holder (or a group of Holders acting in unanimity) of all the outstanding Certificates (excluding the Class V and Class R Certificates), such Certificateholder will have the right to exchange all of its Certificates (other than the Class V and Class R Certificates) for the mortgage loans and each REO Property remaining in the Issuing Entity if such Certificateholder or group of Certificateholders pays to the Master Servicer an amount equal to (i) the product of (a) the Advance Rate, (b) the aggregate Certificate Principal Balances of the then-outstanding Principal Balance Certificates as of the date of such exchange and (c) three, divided by (ii) 360.

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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates. Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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